CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation Stock Exchange Release February 12, 2007 at 14:45

The Board of Directors of UPM resolved on an incentive plan for key personnel and on ownership guidelines for the Executive Team

The Board of Directors of UPM-Kymmene Corporation has approved a new share-based incentive plan for the Group key personnel.

The plan includes three one-year earning periods which are the calendar years 2008, 2009 and 2010. The rewards will be paid partly in the Company’s shares and partly in cash payment in 2009, 2010 and 2011. The proportion to be paid in cash will cover taxes and tax-related costs arising from the reward up to the value of the shares awarded. It is prohibited to transfer the shares until two years have elapsed from the reward payment.

The Board of Directors will decide on the earnings criteria, target group and reward levels for the earning period beginning on 1 January 2008 before the beginning of the earning period.

If the targets of the plan are attained in full, the rewards to be paid on the basis of the plan will correspond to the gross value (including also the cash payment) of approximately 2,500,000 UPM-Kymmene Corporation shares.

The Board of Directors encourages share ownership by top management through recommending non-disposal of shares awarded through this Plan up to certain minimum levels. The Board of Directors recommends that the CEO of the Company and each member of the Executive Team of the Company own the Company’s shares either awarded through this Plan or otherwise acquired, corresponding in value to half their annual gross base salary.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations